Deloitte & Touche LLP Brookfield Place 181 Bay Street Suite 1400 Toronto ON M5J 2V1 Canada Tel: 416-601-6150 Fax: 416-601-6151 www.deloitte.ca

Independent Auditor’s Consent

We consent to the incorporation by reference in the Registration Statement No. 333-178956 on Form F-10 of our report dated March 5, 2012 relating to the consolidated financial statements of Brookfield Canada Office Properties, (formerly, Brookfield Office Properties Canada), for the year ended December 31, 2011 appearing in this Form 6-K.

Chartered Accountants

Licensed Public Accountants

March 7, 2012